MANAGEMENT’S DISCUSSION & ANALYSIS

The MD&A is management’s view of the Company’s operating and financial data for 2006 and 2005, as well as forward-looking operations and financial estimates.

Actual results will vary from the estimates and the variations may be significant. The risks, uncertainties and other factors that could influence actual results are described in the paragraph Business Risks and Uncertainties below. This discussion is dated 16 March, 2007 and should be read in conjunction with the Company’s audited consolidated Financial Statements for the years ended December 31, 2006 and 2005.

The MD&A is presented in seven sections:

(a)	‘Business Description and Strategy’ provides a description of the Company’s operations and strategies;

(b)	‘Operational and Financial Highlights’ provides a summary of the operations review and financial statement analysis;

(c)	‘Detailed Financial Analysis’ provides a detailed analysis of the Company’s financial performance by focussing on the income statement, balance sheet and the statement of cash flows that are included within the audited financial statements;

(d)	‘Selected Quarterly Information’ provides the Company’s key results such as sales and net earnings on a quarterly basis;

(e)	‘Outlook for 2007’ provides an overview of various projects that the Company is likely to progress in the coming year;

(f)	‘Critical Accounting Estimates’ provides a discussion of the more significant accounting policies. These are intended to assist investor’s understanding regarding the sensitivity of reported financial results to the methods, assumptions and estimates that underlie the preparation of the financial statements in accordance with generally accepted accounting principles; and

(g)	‘Business Risks and Uncertainties’ provides a discussion of the various business risks that the Company is exposed to and the measures it follows to mitigate these risks.

Business Description and Strategy

The Company is engaged in oil and gas exploration and production in New Zealand and Papua New Guinea.

The overall goal of the Company is to deliver create shareholder wealth through:

-	pursuing rigorous geological and geophysical studies to identify, mature and high grade high impact, drillable prospects within the Company’s prospect inventory;

-	drilling and evaluate exploration wells;

-	accelerating plans for the development of existing discoveries in order to achieve early cash flows;

-	developing and producing from new commercially viable discoveries; and

-	pursuing merger or acquisition targets as they become apparent.

In pursuit of this goal the Company will:

-	enter into joint venture arrangements to spread risk and maximise participation in multiple permits;

-	assess acquisition of suitable permit acreage and production that strategically fit the Company’s aspirations;

-	bid for new permit acreage as it is offered by governments;

-	build an experienced and hands-on management team; and

-	maintain good relations with industry participants and Governments.

The Company will continue to seek new opportunities that focus on the discovery of reserves and ultimately maximising production.

The Company is committed to conducting its activities in an environmentally responsible manner, and protecting the health and safety of its employees and the public wherever it operates. It is a condition of employment that personnel work safely and in accordance with established regulations and procedures. The Company strives to improve areas of environmental, health and safety performance by working with local communities and authorities.

The Company is committed to a high standard of corporate governance practices. The Company believes good corporate governance is in the best interest of shareholders and other stakeholders to successfully deliver growth and a competitive return alongside a commitment to the environment, to the communities where they operate and to their employees.

Our corporate governance policies can be viewed on our website at the following address: www.austral-pacific.com

Operational and Financial Highlights

(All U.S. dollars)

The Company’s operating and financial highlights for the year ended December 31, 2006 include the following:

-	early revenue from production testing at the Cheal field

-	the grant of a mining permit over the Cheal and Cardiff fields;

-	development of permanent production facilities for Cheal field are well underway;

-	a promising start to commercialisation plans for previously “stranded gas” at Stanley discovery;

-	the Douglas discovery, for which commercialisation proposals are now being considered;

-	establishment of a US$23 million debt facility;

-	increases in interest in key fields, by acquisition of Tap permits, and Arrowhead Energy Limited;

-	significant organisational changes and consolidation.

	Year Ended December 31
	2006 US$ (audited)	2005 US$ (audited)	2004 US$ (audited)
Oil and gas revenue	911,931	1,779,454	212,458
Net earnings	(13,406,828)	(5,767,933)	(4,628,056)
Per share (basic)	(0.57)	(0.30)	(0.34)
Per share (diluted)	(0.57)	(0.30)	(0.34)
Total assets	35,993,671	20,375,905	13,014,240
Oil and gas properties expenditures	25,705,840	6,119,897	2,395,754
Total liabilities	23,879,911	3,534,477	1,882,960

Shareholders’ equity	12,095,760	16,841,428	11,131,280

Detailed Financial Analysis

(All U.S. dollars)

Change in Accounting Policy

Effective 2006, the Company changed the manner in which it accounts for exploration activities by adopting the successful efforts basis of accounting. Historically the full cost method of accounting has been applied which resulted in the carry forward of costs by country wide cost centres to future periods until they are ultimately depleted or written off as impaired. Successful efforts accounting writes off unsuccessful exploration costs as they are incurred and therefore provides more meaningful reporting of the Company’s activities. In accordance with accounting standards requirements the prior years figures have been restated to reflect what they would have been had successful methods basis of accounting always been applied. The changed prior year figures and more information are set out in Note 4 of the Financial Statements.

Production

The Company’s net production was 15,147 barrels – an overall decrease of 16,081 barrels from the 2005 year. A summary of production is as follows:

	Year Ended		Year Ended
	December 31, 2006		December 31, 2005
	Oil & Liquids (bbls)	Natural Gas (mmscf)	Oil & Liquids (bbls)	Natural Gas (mmscf)
New Zealand	15,147	Nil	31,228	Nil

Production was attributable to the production testing on wells within the Cheal field. The decrease was primarily attributable to the Cheal field being shut in for January to July as the Joint Venture partners agreed on development options. In July, 2006 the Cheal Joint Venture approved a development plan for the field. The development plan includes the drilling of an additional six wells, the construction of production facilities and the work over of the existing two wells. Following commissioning of the facilities in quarter 3, 2007 a production rate of 1,900 barrels per day (100%) will be achieved. The acquisition of Arrowhead Energy Ltd, which owns a 33% share in the Cheal field, contributed 4,798 barrels of production over the October to December period.

The Company has not had any significant gas production since November 2004 when the Kahili-1A well ceased production. Gas production will re-commence in 2007 upon commissioning of the Cheal field.

Revenue

Revenue decreased to $911,931 (from $1,779,454 in 2005). The decrease was attributable to the reduction in lower production volumes as a result of Cheal production testing not being undertaken in the period January 2006 to July 2006. The average sales price per barrel increased from $56.98 in 2005 to $60.21 in 2006. There was no gas revenue derived in 2006.

Substantially all production was sold to Swift Energy NZ Limited (a subsidiary of Swift Energy Ltd).

Fixed price contracts and derivative financial instruments

In December, 2006 the Company entered into a series of put options and forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of long term debt and will provide cash flow protection to the Company should oil prices fall over the period in which the Company has debt repayment obligations outstanding. A summary of the contracts is as follows:

	Quantity (barrels)	Maturity date	Average price US$/bbl	Fair Value December 31, 2006
Crude oil put options	72,000	April 2007 – June 2007	64.00	$210,416 gain
Crude oil forward sales	417,600	July 2007 – December 2010	65.10	$(666,601) loss

As at December 31, 2006 the fair value of the contracts was a net loss position of $455,685. The put options were valued using a option valuation model and the change In forward prices and the relatively short term of the put options resulted in a gain in value. The forward sales were valued against the forward curve prices and discounted. As a result of the forward curve prices being higher than the swap price these contracts resulted In a loss. The change in fair value of the contracts is expensed in accordance with the accounting standards requirements. These actual gain or loss on each monthly hedged position will be determined at the time of settlement dependent upon the oil price prevailing at that time.

Interest and other income

Interest income of $437,279 was slightly less than the previous year ($460,411) as a result of decreased cash/term deposits/investments held during the year.

The Company received $1,043,666 in recoveries in regards to its role as operator of joint ventures. These recoveries are determined by the provision of each joint venture operating agreement and fluctuate dependent upon the level of activity within the joint venture. The amount was marginally less than the previous year ($1,093,417).

Production and royalty expenses

Production expenses decreased to $485,447 (2005: $848,174) - $32.05 per barrel - as a result of the decreased production from the Cheal field. The production costs per barrel increased on a per barrel basis as a result of the high fixed costs attributable to the production testing set up. Following permanent development of the Cheal site production expenses will reduce significantly on a per barrel basis as operational improvements and efficiencies are implemented.

Royalties are paid to the New Zealand government consistent with the royalty regime.

General and administrative expenses

General and administrative expenses increased by $463,024 over 2005. The major items contributing to this increase were:

-	baseline salaries increased in 2006 but these were offset by the one off settlement agreement reached with the former Chief Executive Officer in 2005 thereby the overall year on year change was minimal. Throughout the year the personnel resource was strengthened by the recruitment of technical and administrative staff to enable the Company to be better placed to maximise the value of Its permits and create shareholder value;

-	expense related to stock compensation (non-cash) reduced by from 2005 by $141,036. Stock compensation expense for grants to existing staff rose in 2006 but this was offset by stock compensation expense related to the former Chief Executive Officer’s settlement agreement reached in 2005;

-	consulting and legal fee increased by $338,861 from 2005. Consultancy charges are incurred for technical expertise with a proportion of this subsequently recovered from joint ventures. In addition, the Company pursued a number of strategic commercial initiatives throughout the year and incurred advisor and legal fees;

-	office and occupancy related expenses increased by $96,252 as the Company upgraded to premises of more suitable size and quality. The Company was required to maintain two office premises for part of the year and overall incurred more office costs as a result of increased personnel; and

-	directors fees accounted for $76,778 of the increase as director remuneration was brought into line with market practices.

Depletion, amortization and impairment

Depletion was all related to proved properties and amounted to $347,206 compared with $61,979 in 2005. All depletion was related to the Cheal field and increased as a result of the significant increase In the carrying value of PMP 38156 due to the purchase of Arrowhead Energy Ltd and the Cheal field development.

Impairment charges increased to $8,171,981 from $3,703,774 in 2005. The impairments represent the exploration expense write off under the successful efforts accounting policy adopted by the Company in 2006. The impairment expense includes Cardiff ($2,259,916) and Papua New Guinea permits ($2,939,096) together with all other New Zealand accumulated exploration expense. It is important to note that even though expenditure has been written off, this is in accordance with the accounting policy, and in many cases does not indicate that the permits are worthless or that activity is being ceased.

Amortization was in respect to minor non-property related assets.

Foreign exchange movements

A foreign exchange loss of $1,973,650 was incurred in 2006 compared to a loss of $791,234 in 2005. The Company’s exploration costs are made principally in NZ dollars and US dollars. The NZ dollar remained volatile throughout the year reaching a low of 0.5925 and a high of 0.7071. The contrarian effects of exchange rate fluctuations on cost of services and on revenues in NZ dollars or as converted to US dollars, provide natural offsets. Exchange rate movements cannot be predicted and the Company does not maintain an active hedging policy in respect to them.

Net loss for the year

The net loss for 2006 was $13,406,828 which was a significant increase from 2005 when the loss was $5,767,933. Excluding impairment charges and foreign exchange movements, the loss would have been $3,261,197 in 2006 compared to $1,272,925 in 2005. The major movements contributing to this were decreased net revenue ($833,492), increased general and administration expenses ($463,024), derivative losses ($455,685), Increased depletion ($285,227).

Net loss per share (basic and diluted) were $0.57 in 2006 compared to $0.30 in 2005.

Cash flow from operations

Operating cash flows before financing and investing were ($1,429,378) compared to ($932,612) in 2005. The difference is accountable by the factors outlined in the section covering general and administration, offset by the cash in-flows from the sale of production.

Capital expenditures

Total funds of $25,705,840 were spent on oil and gas properties compared to $6,119,897 in 2005. In addition, an amount of $259,902 was spent on plant and equipment compared to $430,223 in 2005.

A total of $19,565,262 was spent on Cheal throughout the year. A large proportion of this ($14,337,756) was the value attributed to the 33% of Cheal owned by Arrowhead Energy Ltd when the Company acquired the shares of Arrowhead Energy Ltd (refer Note 5 of the Financial Statements). The remaining spend on Cheal primarily reflects the commencement of construction of the production facilities and development drilling which occurred in 2006.

A total of $2,939,096 was spent in Papua New Guinea primarily in relation to the Douglas-1 well and seismic in PPL235.

A further $3,201,482 was spent on New Zealand properties including PEP38746 (Heaphy-1: $811,298), PEP38258 (seismic: $559,117), PMP38256 (Cardiff: $325,584), PEP38741 (Supplejack $391,953) and PEP38765 (Supplejack-South: $279,136)

Contractual Obligations

As at year-end 2006, the Company had various commitments and obligations. These were largely in respect to permit work programme obligations and the Company’s share of approved joint venture expenditures. The Company also has an obligation in respect to a pre-paid gas agreement that was entered into in 2003 and as a result of the purchase of Arrowhead Energy Limited prior to the acquisition in December 2006. These agreements are explained in detail in Note 19 of the Financial Statements. A summary of the Company’s obligations is set out in following table:

Contractual and Other Obligations

	Payments Due by Period (US$)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	637,054	132,118	248,961	236,849	19,126
Debt Facility	15,738,000	6,550,000	9,188,000	—	—
Joint venture commitments (1)	19,369,150	19,369,150	—	—	—
Other obligations (2)	3,377,768	1,047,108	1,629,940	598,434	102,286

Total contractual or other obligations	39,121,972	27,098,376	11,066,901	835,283	121,412

(1)	The joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(2)	Other obligations are in respect to expected gas deliveries in satisfaction of the prepaid gas agreements.

The Company has not entered into any off balance sheet arrangements that would adversely impact on the Company’s financial position or results of operations.

Liquidity and capital resources

As at December 31, 2006, the Company had a working capital deficit of $1,480,287 compared to a surplus in 2005 of 14,837,152 - a decrease of $16,317,439.

The 2006 working capital figure excludes the $3,000,000 of cash that is held in a restricted account under the term debt requirements but includes:

-	term debt repayments of $6,550,000;

-	prepaid gas obligations of $1,047,108 which will be settled by the delivery of gas rather than be repaid by cash.

Based on current planning assumptions, the Cheal field will be fully in production (circa 1,320 barrels/day net to the Company) and generating strong cash flows by the stage that debt repayments commence.

Broadly, the Company’s financial strategy is to fund its capital expenditure program and any potential acquisitions by:

-	farm-out of equity in a permit;

-	reinvesting any surplus funds from operations;

-	using existing cash resources;

-	raising debt finance; and

-	issuing additional equity.

The appropriate choice of one or a mix of these options will be dependent upon the project under consideration.

Debt

In order to complete the development of the Cheal field the Company put into place a debt facility. The total amount raised was $23,000,000 of which $15,738,000 had been drawn down at December 31, 2006. Included in the amount drawn down is $3,000,000 which is required to be held in a restricted bank account as part of the security arrangements supporting the facility. Total drawdowns are restricted to $18,000,000 until the satisfaction of some contractual conditions. For further information refer to Note 20 of the Financial Statements.

Share Capital

During 2006, the Company issued 5,097,834 common shares. These were issued as a result of share options being exercised (90,834 shares issued) and a private placement of 5,007,000 common shares. The shares issued in the private placement were priced at $1.30 whilst the shares issued as a result of options being exercised were $1.25

In conjunction with the debt facility the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. In the event that these are exercised proceeds are first applied to any outstanding Junior tranche debt. At the end of December 2006, all these warrants were outstanding.

As at December 31, 2006, there were 27,764,287 common shares outstanding.

As at December 31, 2006, there were 1,622,500 share options outstanding at an average exercise price of $1.62 (2005: $1.46). These share options expire at various dates through to February 2011. Within the total share options outstanding, 55% (893,834) have vested and were eligible for exercise with an average exercise price of $1.31. The weighted average price of options issued in 2006 was $1.93.

Related Party Information

All related party transactions in 2006 were in the normal course of operations.

Details of the transactions were:

(a) Directors received total remuneration of $124,000 during 2006. (2005: $57,721; 2004: $58,954).

(b) The Company paid a company which employed a former Director $1,500 during 2006 (2005: $18,000; 2004: $18,000) for financial services provided during the period prior to the resignation of the Director. The Company paid the former CEO (and Director) $95,695 for consultancy services provided after his resignation In December 2005.

(c) The Company paid a Director $54,923 for consultancy services.

Selected Quarterly Information

(All U.S. dollars)

Net	Net Revenue(1)	Net (loss)/earnings for the period		Net (loss)/earnings per share basic	Net (loss)/Earnings per share diluted
2006
First quarter	2,230	(2,291,435)		(0.10)	(0.10)
Second quarter	(3,012)	(21,129)		(0.00)	(0.00)
Third quarter	311,680	346,828		0.02	0.02

Fourth quarter	74,687	(11,441,092	)(2)	(0.49)	(0.49)

	385,585	(13,406,828)		(0.57)	(0.57)

2005
First quarter	98,415	(406,899)		(0.02)	(0.02)
Second quarter	162,233	(857,559)		(0.05)	(0.05)
Third quarter	321,475	(216,479)		(0.01)	(0.01)

Fourth quarter	274,227	(4,286,996	)(2)	(0.22)	(0.22)

	856,350	(5,767,933)		(0.30)	(0.30)

(1)	After deduction of royalties and production expenses.

(2)	Effective 2006, the Company follows the successful efforts method of accounting for its operations. The change in accounting policy has been applied retroactively and prior years’ figures have been restated (refer to Note 4 of the Financial Statements). The write-down of oil and gas properties has been recorded in the fourth quarter in both 2005 and 2006 (refer to Note 7 of the Financial Statements)

Due to net losses incurred during 2005 and 2006 stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

Outlook for 2007

2006 was a year of preparation, and 2007 is targeted by the Company as a year of delivery. The successful execution of our strategy in 2007 will require the Company to:

•	implement full production from the Cheal field;

•	establish fundraising exercises to fund the delivery of the balance of the 2007 work programme;

•	drill Kahili-2 and, if successful, test and complete the well as a producer, bringing the Kahili field back into commercial production immediately;

•	secure a definitive test on the K3E sand, and if successful, prepare plans for the immediate development of the Cardiff field;

•	continue front end work on the development of the Stanley and Douglas gas discoveries;

•	deliver a programme for the exploration and exploitation of the Mt Messenger formation in the greater Cheal area, and prepare for drilling the Waitoriki prospect in early 2008;

A number of these programmes have not received joint venture approval and may not necessarily proceed. Also, depending upon the outcomes of some of these programmes, different decisions may be reached to vary work programmes, modify or abandon them altogether.

Critical Accounting Estimates

The Notes to the Financial Statements outline the Company’s significant accounting policies. The policies discussed below are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain.

Financial statements and use of estimates

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the Financial Statements and affect the reported amounts of revenues and expenses during the reported period. Actual results will differ from these estimates.

Accounting for oil and gas operations

Effective 2006 the Company follows the successful efforts method of accounting for its operations. Under this method of accounting, oil and gas property acquisition costs are capitalized and upon discovery of commercial reserves, permit acquisition costs are transferred to proved properties. Exploratory drilling costs related to exploratory wells in an area that requires major capital expenditures are carried as an asset, provided that there have been sufficient oil and gas reserves found to justify completion as a producing well if the required capital expenditure is made, and drilling of additional exploratory wells is underway or firmly planned for the near future. Other exploration costs are charged to earnings. All development costs are capitalised.

Capitalized costs, together with estimated future capital costs associated with proved reserves, are depleted and depreciated using the unit of production method based on estimated gross proved reserves of petroleum and natural gas as determined by independent engineers.

A revision to the estimate for proved reserves can have a significant impact on earnings as they are a key component in the calculation of depreciation, depletion and accretion.

An impairment loss is recognized when the carrying amount of a permit is not recoverable and exceeds its fair value. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from proved reserves exceeds the carrying amount of the cost centre. When the carrying amount is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

A substantial portion of the Company’s exploration and development activities are conducted jointly with others. The Financial Statements reflect only the Company’s proportionate interests in such activities.

The Company engage Sproule International Limited, an independent geoscience consultancy firm, to evaluate 100% of the Company’s proved and probable oil and natural gas reserves. The estimation of reserves is subjective. Forecasts are based on engineering data, future prices, expected future rates of production and the timing of capital expenditures, all of which are subject to uncertainties and interpretations. Reserve estimates will be revised upward or downward based on the results of future drilling, testing and production levels.

Accounting policies

Effective 2006, and as described elsewhere in this document and in Note 3 (q) and 4 of the Financial Statements, the Company changed its method of accounting for oil and gas properties from the full cost method to the successful efforts basis.

In addition the Company has prospectively adopted the following new accounting standards:

CICA section 1530 – Comprehensive income:

This standard requires that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements. Other comprehensive income refers to items that are recognized in comprehensive income but that are excluded from net income in accordance with GAAP. The statement should show net income, each component of revenue, expense, gain or loss that is required to be shown in other comprehensive income, and total comprehensive income.

CICA section 3855 – Financial instruments (recognition and measurement)

This standard establishes guidance for the recognition and measurement of financial instruments. The standards require all financial instruments within their scope, including derivatives, be included on a company’s balance sheet and measured, either at fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortised cost. The standards also specify when gains and losses as a result of changes in fair value are to be recognized in the income statement.

CICA section 3861 – Financial instruments (disclosure and presentation);

This revised standard addresses the presentation of financial instruments and non financial derivatives, and identify the information that should be disclosed about them. This standard also revises the requirements for an entity to provide accounting policy disclosures and provides several new requirements for disclosures about fair value.

CICA section 3865 – Hedges:

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. These standards also introduce three specific types of hedging relationships: fair value hedges, cash flow hedges and hedges of a net investment in self-sustaining foreign operations.

CICA section 3251 – Equity:

This standard establishes standards for the presentation of equity and changes in equity during the reporting period.

Business Risks and Uncertainties

The international energy business is subject to risks in exploration, development and production activities. These activities can expose the Company to risks of destruction of assets, well blowouts, pollution and other operational events. The Company has purchased certain insurance to protect its assets and activities.

The Company has very limited control over external factors such as oil and gas prices, and foreign exchange rates. The Company has established and now maintains active hedging policies in respect of oil prices.

The international petroleum sector is very competitive and the Company is thus in competition with many other participants in the search for and acquisition of suitable properties, the engagement of personnel and contractors, the marketing of oil and gas production, as well as developing successful partnership groups and accessing appropriately priced sources of additional capital.

The Company operates in Papua New Guinea which has historically experienced periods of civil and political unrest and economic instability. The Company’s permit areas in Papua New Guinea are located in relatively remote areas, some of which are difficult to access. There can be no assurances that future instability or actions by other companies, host governments, or the international community may not have a material adverse effect.

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various foreign and local governmental authorities and such operations are and will be governed by laws and regulations. The Company’s ability to obtain, sustain or renew such licences and permits on acceptable terms is subject to changes in regulations and policies and the discretion of the applicable governments. The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations have no more restrictive effect on the Company’s method of operations than on similar companies in the industry.

Products are transported to markets by third parties and closure of facilities or pipelines may occur over which the Company has little control.

As is common throughout the industry, the Company’s operations are environmentally sensitive and spills and other damage can occur for which the Company and its joint venture participants are liable for reclamation costs. The Company believes that it follows best international oil field practices in this area. The Company has purchased insurance to cover various aspects of its environmental risk exposure.

There are a number of uncertainties inherent in estimating the quantities of oil and natural gas reserves. Reservoir engineering is a subjective process of estimating underground accumulations that cannot be measured precisely, and the accuracy of any estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. The Company’s reserves are evaluated by an independent reservoir engineering firm each year.

The Company’s future success is dependent on its ability to find or acquire additional reserves that are economically recoverable. Without successful exploration and development activities, the reserves of the Company will decline, which could impact operating cash flows and results of operations. This risk may be managed by using strict economic criteria for new projects and retaining highly-skilled, knowledgeable personnel in all phases of oil operations.

The risks facing the Company are discussed in further detail in the Company’s latest Annual Information Form, and its annual report to the Securities & Exchange Commission (U.S.) on Form 20-F, both of which documents are available to view or download at www.sedar.com or the Company’s website www.austral-pacific.com

Disclaimer:

This Management Discussion & Analysis includes statements that may be deemed to be “forward-looking statements” within the meaning of applicable legislation. Other than statements of historical fact, all statements in this MD&A addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes that the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions, and including, but are not limited to, the other risks and uncertainties identified under the subheading “Business Risks and Uncertainties” in this MD&A.